Exhibit 21.1

Subsidiary	State or other jurisdiction of incorporation or organization
Jerrick Ventures LLC	Delaware
Abacus Tech Pty Ltd	Australia
Seller’s Choice, LLC	New Jersey
Jerrick Global, LLC	Delaware
Jerrick Investment Advisors LLC	Delaware
Jerrick Partners LLC	Delaware
Maven Tech LLC	Delaware
OG Collection LLC	Delaware
VMENA LLC	Delaware
Vocal For Brands, LLC	Delaware
Vocal Ventures LLC	Delaware
What to Buy, LLC	Delaware